UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

Regarding PRISA’s sale of 6,060,000 shares in the company Mediaset España Comunicación, S.A., that implied a reduction of PRISA’s stake in that company, as it was reported to the CNMV last September 9, 2014 by means of the corresponding notification of voting rights’ model, PRISA announces that the net proceeds from that sale, amounting to € 53,957,549, have been used to buy back a portion of its financial debt at a discount. This has been done by way of a Dutch auction process aimed at its creditors and in accordance with the financing agreements signed in December 2013, having completed the first phase of such auction on today’s date, at an average price of 75%, that is, an average discount of € 0.25 per euro.

The second phase of the auction will be closed tomorrow at 18:00, after which the final information on the total amount of debt bought back will be provided.

PRISA also announces that the sale of those 6,060,000 shares of Mediaset España Comunicación, S.A. has generated a capital gain of approximately 4.6 million euros

Madrid, September 10, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

September 10, 2014